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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 26089

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JonesTrading Institutional Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32133 W. Lindero Canyon Road, Suite #208
(No. and Street)

Westlake Village, CA 91361-4268
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William K. Jones OR Alan E. Hill (818) 879-8478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Wurth Frazer and Torbet LLP
(Name – *if individual, state last, first, middle name*)

1199 S. Fairway Drive Walnut, CA 91789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 20 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan F. Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JonesTrading Institutional Services LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA L. MILLER
Commission # 1616149
Notary Public - California
Los Angeles County
My Comm. Expires Nov 23, 2009

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MOORE STEPHENS WURTH FRAZER AND TORBET, LLP

Certified Public Accountants and Consultants

1199 South Fairway Drive, 2nd Floor
Walnut, California 91789
PO Box 3949
City of Industry, California 91744
(909) 594-2713 Fax (909) 594-2357
www.mswft.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Board of Directors
JonesTrading Institutional Services LLC,
Its Subsidiaries and Affiliates
Westlake Village, California

We have audited the accompanying consolidated statement of financial condition of JonesTrading Institutional Services LLC, its Subsidiaries and Affiliates (the Company) as of December 31, 2006, and the related consolidated statements of income, owners' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JonesTrading Institutional Services LLC, its Subsidiaries and Affiliates at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Wurth Frazer and Torbet, LLP

February 21, 2007
Walnut, California



JONESTRADING INSTITUTIONAL SERVICES LLC,
ITS SUBSIDIARIES AND AFFILIATES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS:		
Cash	$	1,268,112
Cash equivalents		13,690,290
Cash and cash equivalents		14,958,402
Commissions and other receivables		1,129,473
Prepaid and refundable income taxes		94,233
Prepaid expenses		527,259
Total current assets		16,709,367
OTHER ASSETS:		
Leasehold improvements and equipment, net		4,743,187
Deposits		11,421
Stock exchange membership		12,000
Total other assets		4,766,608
TOTAL ASSETS	$	21,475,975

LIABILITIES AND OWNERS' EQUITY

CURRENT LIABILITIES:		
Trade accounts payable	$	1,534,535
Accrued compensation payable		5,169,802
Accrued shareholder distributions		2,467,379
Accrued income taxes		605,235
Total current liabilities		9,776,951
OWNERS' EQUITY		
Jones & Associates, Inc. common stock, authorized 25,000,000 shares without par value, 23,525,000 shares issued and outstanding		13,378,801
JonesTrading Institutional Services LLC, membership units, authorized 30,000,000, 23,872,000 units issued and outstanding		2,467,170
Notes receivable due from owners		(8,068,921)
Retained earnings		3,921,974
Total owners' equity		11,699,024
TOTAL LIABILITIES AND OWNERS' EQUITY	$	21,475,975

See report of independent registered public accounting firm.
The accompanying notes are an integral part of this consolidated statement.


END